Filed Pursuant to Rule 433

Registration Statement No. 333-272447

AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES® (STARS®)

Autocallable Strategic Accelerated Redemption Securities® Linked to an International Equity Index Basket
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 3 years, if not called on the first two Observation Dates
Market Measure	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P®/ASX 200 Index (Bloomberg symbol: “AS51”), and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P®/ASX 200 Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The value of the Market Measure on any Observation Date
Observation Dates	Approximately one, two and three years after the pricing date
Call Level	100% of the Starting Value
Call Amounts (per Unit)	[$10.80 to $10.90] if called on the first Observation Date, [$11.60 to $11.80] if called on the second Observation Date, and [$12.40 to $12.70] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, accept an early exit from the investment, and are willing to accept that the return on their investment will be capped at the applicable Call Premium, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465925117580/tm2532404d7_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy .

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•            If the notes are not called, you will lose up to 100% of the principal amount.

•             Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Basket Components.

•             Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

•             Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•             The initial estimated value of the notes on the pricing date will be less than their public offering price.

•             If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•             As a noteholder, you will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

•             Your return on the notes may be adversely affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities included in the Basket Components during the term of your notes, although the value of the Market Measure may be adversely affected by general exchange rate movements in the market.

•             Recent executive orders could adversely affect your investment in the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.